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                                    FEE RULE

                                  FORM 13-502F1

                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

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
Stantec Inc.

REPORTING ISSUER NAME:                                                                                  ________________

PARTICIPATION FEE FOR THE FINANCIAL YEAR ENDING:                                                        DECEMBER 31,
                                                                                                        2004

1. CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR THE
U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at
the end of the issuer's most recent financial year                                        18,871,085    ________________
 Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under
paragraph 2.5(a)(ii)(A) or (B) of the Rule)                                          X         25.46
                                                                                      --------------
 Market value of class or series                                                    = 480.457.824.10    $ 480.457.824.10
                                                                                     ---------------    ================
                                                                                                              (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States
of America at the end of the financial year)                                                                 N/A
                                                                                                        ----------------
                                                                                                             (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

                                                                                                             N/A
                                                                                                        ----------------
                                                                                                             (B)

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF EQUITY SECURITIES AND MARKET VALUE OF DEBT AND PREFERRED SHARES) (A) + (B) = $480.457.824.10

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                                             $         25,000
                                                                                                        ----------------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)                                     ________________

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year

                                      12

Late Fee, if
applicable                                                                                                   N/A
(please include the calculation pursuant to section 2.9 of the Rule)
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